UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Silvergate Capital Corp
(Name of Issuer)
Common Stock
(Title of Class of Securities)
82837P408
(CUSIP Number)
January 04, 2023
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[   ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[   ] Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Instructions).

CUSIP No.: 82837P408

1	NAME OF REPORTING PERSON Miller Value Partners, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) 52-2204753
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,423,984
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,423,984
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,423,984
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.5%
12	TYPE OF REPORTING PERSON IA

CUSIP No.: 82837P408

1	NAME OF REPORTING PERSON William H. Miller III Living Trust (the "Trust") I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 325,000
	6	SHARED VOTING POWER 1,423,984
	7	SOLE DISPOSITIVE POWER 325,000
	8	SHARED DISPOSITIVE POWER 1,423,984
9
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,748,984 (The Trust owns 325,000 shares of common stock. The Trust is also deemed to be the beneficial owner of 1,423,984 shares of common stock owned by clients of Miller Value Partners, LLC, a registered investment adviser.)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%
12	TYPE OF REPORTING PERSON OO - The Trust is a living trust organized under the laws of the State of Florida

CUSIP No.: 82837P408
ITEM 1(a).	NAME OF ISSUER: Silvergate Capital Corp
ITEM 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 4250 EXECUTIVE SQUARE STE 300, LA JOLLA, CA, 92037
ITEM 2(a).	NAME OF PERSON FILING: Miller Value Partners, LLC William H. Miller III Living Trust (the "Trust")
ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
Miller Value Partners LLC: One South Street, Suite 2550 Baltimore, MD 21202

William H. Miller III Living Trust (the "Trust): One South Street, Suite 2550 Baltimore, MD 21202

ITEM 2(c).	CITIZENSHIP: Delaware United States of America
ITEM 2(d).	TITLE OF CLASS OF SECURITIES: Common Stock
ITEM 2(e).	CUSIP NUMBER: 82837P408
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTION 240.13d-1(b), or 13d-2(b) or (c) CHECK WHETHER THE PERSON FILING IS A:
	(a) [ ]	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78c);
	(b) [ ]	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c) [ ]	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d) [ ]	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e) [X]	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
	(f) [ ]	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
	(g) [X]	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
	(h) [ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i) [ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j) [ ]	A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);
	(k) [ ]	Group, in accordance with 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with 240.13d1(b)(1)(ii)(J), please specify the type of institution:

ITEM 4.	OWNERSHIP

(a) Amount beneficially owned:
Miller Value Partners, LLC is deemed to be the beneficial owner of 1,423,984 shares of common stock.

William H. Miller III Living Trust (the "Trust") owns 325,000 shares of common stock. The Trust is also deemed to be the beneficial owner of 1,423,984 shares of common stock owned by clients of Miller Value Partners, LLC, a registered investment adviser.
(b) Percent of class:
Miller Value Partners, LLC : 4.50% William H. Miller III Living Trust (the "Trust") : 1.03%
(c) Number of shares as to which the person has:
(i) sole power to vote or to direct the vote:
Miller Value Partners, LLC : 0 William H. Miller III Living Trust (the "Trust") : 325,000
(ii) shared power to vote or to direct the vote:
Miller Value Partners, LLC : 1,423,984 William H. Miller III Living Trust (the "Trust") : 1,423,984
(iii) sole power to dispose or direct the disposition of:
Miller Value Partners, LLC : 0 William H. Miller III Living Trust (the "Trust") : 325,000
(iv) shared power to dispose or to direct the disposition of:
Miller Value Partners, LLC : 1,423,984 William H. Miller III Living Trust (the "Trust") : 1,423,984
ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON: N/A
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY: See Exhibit A
ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP: N/A
ITEM 9.	NOTICE OF DISSOLUTION OF GROUP: N/A
ITEM 10.	CERTIFICATION:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 82837P408
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
January 13 2023	Miller Value Partners, LLC By: /s/ Christopher Anderson Name: Christopher Anderson Title: Chief Compliance Officer
January 13 2023
William H. Miller III Living Trust (the "Trust")
By:
/s/Chris Anderson
Name:
Chris Anderson
Title:
Duly authorized under Power of Attorney effective as of December 20, 2022 by and on behalf of William H. Miller III Living Trust. This Power of Attorney is incorporated herein by reference to Exhibit B

Attention — Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP No.: 82837P408
Exhibit A

Joint Filing Agreement
Miller Value Partners, LLC (an investment adviser registered under the Investment Advisers Act of 1940), its control person, William H. Miller III Living Trust, and Miller Opportunity Trust, a series of Trust for Advised Portfolios (a registered investment company), hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached, and any amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Securities Exchange Act of 1934.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness or accuracy of information concerning the other party unless such party knows or has reason to believe that such information is inaccurate.

Miller Value Partners, LLC
Date: January 13, 2023
Signature: /s/ Stacy Landsman
Name & Title: Chris Anderson, Chief Compliance Officer

William H. Miller III Living Trust
Date: January 13, 2023
Signature: /s/ Chris Anderson

Duly authorized under the Power of Attorney effective as of December 20,2022 (Exhibit B)

CUSIP No.: 82837P408
POWER OF ATTORNEY

Effective as of the date hereof, the undersigned does hereby appoint Christopher B. Anderson, with full power of substitution, with full power and authority to execute such documents and to make such regulatory or other filings and amendments thereto as shall from time to time be required pursuant to the Securities Exchange Act of 1934, as amended, any rules or regulations adopted thereunder, and such other U.S. and non-U.S. laws, rules or regulations as shall from time to time be applicable in respect of the beneficial ownership of securities directly or indirectly attributable to the undersigned. I hereby ratify and confirm all that said attorney-in-fact or his substitutes may do or cause to be done by virtue hereof.

This Power of Attorney shall remain in full force and effect only for such time as Christopher B. Anderson shall continue to be an officer of Miller Value Partners, LLC, provided that, notwithstanding the foregoing, this Power of Attorney may be revoked at any time by the undersigned in writing.

This Power of Attorney has been executed as of December 20,2022.

WILLIAM H. MILLER III LIVING TRUST DATED APRIL 17, 2017